MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

August 11, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	SEC Staff Review of Financial Statements

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission in connection with the Staff’s review of (i) Form N-CSR filed by Hawaiian Tax-Free Trust (the “Fund”) for the period ended March 31, 2025 and (ii) the Fund’s website. Following are the Staff’s comments and the Fund’s responses thereto:

1.	Comment:	The Staff noted that the Fund’s website does not include all of the disclosures required by Items 7 through 11 of Form N-CSR, as required by Rule 30e-1(b)(2) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The Fund has updated the website to include all of the disclosures required by Items 7 through 11 of Form N-CSR, as required by Rule 30e-1(b)(2) under the 1940 Act.

2.	Comment:	The Staff noted that the Fund’s website should be updated to reflect the most recent expense ratios reflected in the Fund’s financial highlights for the fiscal year ended March 31, 2025.

Response:	The Fund has updated the website to reflect the most recent expense ratios reflected in the Fund’s financial highlights for the fiscal year ended March 31, 2025.

3.	Comment:	The Staff noted that the Fund indicates in its financial statements that it is classified as a non-diversified fund for purposes of Section 5(b) of the 1940 Act, but that the Fund appears to be operating as a diversified fund. The Staff requested that the Fund confirm that it is non-diversified or if the Fund has been operating as a diversified fund for more than three years, the Fund will obtain shareholder approval prior to changing its status back to non-diversified.

Response:	The Fund confirms that it is operating as a non-diversified fund for purposes of Section 5(b) of the 1940 Act.

4.	Comment:	The Staff noted that the line graph in the Management Discussion of Fund Performance section of the shareholder report for Class A shares does not reflect the sales load applicable to Class A shares of the Fund, as required by Item 27A(d)(2) of Form N-1A. The Staff requested that the Fund confirm that it will correct the presentation of the line graph for Class A shares in accordance with Item 27A(d)(2) of Form N-1A in future filings.

Response:	The Fund confirms that it will correct the presentation of the line graph for Class A shares in accordance with Item 27A(d)(2) of Form N-1A in future filings.

5.	Comment:	The Staff requested that the Fund (a) confirm that, as of March 31, 2025, there were no amounts to be distributed, or (b) explain why amounts payable to officers and directors, controlled companies or other affiliates have not been stated separately in accordance with Item 6-04 of Regulation S-X.

Response:	The Fund confirms that, as of March 31, 2025, there were no amounts payable to officers and directors, controlled companies or other affiliates to be distributed that would have been required to be stated separately in accordance with Item 6-04 of Regulation S-X.

6.	Comment:	The Staff requested that the Fund explain why it used the term “not applicable” in response to Item 11 of Form N-CSR (Statement Regarding Basis for Approval of Investment Advisory Contract).

Response:	The Fund notes that the Board of Trustees of the Fund did not approve an investment advisory contract during the Fund’s most recent fiscal half-year; accordingly, there was no disclosure required in response to Item 11 of Form N-CSR. The Fund notes that disclosure in response to Item 11 of Form N-CSR was included in the Fund’s recent semi-annual report for the period ended September 30, 2024.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz